UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2011	Commission File Number: 000-14884

SAND TECHNOLOGY INC.
(Name of Registrant)

215 Redfern, Suite 410
Westmount, Quebec, Canada H3Z 3L5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
[ x ] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

This Form 6-K consists of a press release, which appears below, and the exhibits hereto.

Media and Investor Relations
Tony J. Giuliano, SAND Technology
Inc.
tony.giuliano@sand.com

SAND Technology Announces sale of SAP ILM Product Line

Montreal, Canada – October 5, 2011 SAND Technology Inc. (OTCBB: SNDTF.OB), the provider of the world's most advanced columnar database today announced the sale of SAND’s SAP Information Lifecycle Management (ILM) Product Line to Informatica for a consideration up to $8M USD.

"This divestiture ensures SAND’s focus is firmly on Big Data and the rapidly-expanding Analytic Database market. SAND has worked in two discrete markets over the past 5 years diluting our specialization by trying to focus in two places at the same time. While both areas are in the red-hot Data Warehousing Market, SAND focused on delivering both the fastest Analytic Database Platform and a product focused on SAP Nearline in the ILM Market. We determined with the rapid expansion of Big Data we needed to focus all our resources on the Analytic Database Platform.” Said Mike Pilcher, SAND’s President and Chief Operating Officer.

“Finally we have made significant progress in properly rationalizing the assets of SAND. Pure focus on the Analytic Database Platform allows us to better capture a rapidly growing business opportunity. In addition to significant mergers and acquisition activity there has been an unending amount of press and commentary on Big Data in the Analytic Database space. Adding analytic complexity to Big Data you arrive in SAND’s sweet spot”, stated Tom O’Donnell, SAND CEO.

About SAND Technology
SAND is the world's most advanced analytic database, managing massive amounts of big data, driving unparalleled performance, and deploying information to tens of thousands of concurrent users across the enterprise. With industry-leading software solutions for CRM and Loyalty, SAND delivers best-of-bread analytic performance to over 600 customers around the world. SAND Technology has offices in the United States, Canada, UK, Western Europe, and Australia. SAND can be reached online at www.sand.com.

Sand Technology Inc. (the "Company") incorporates this Form 6-K Report by reference into the Prospectus contained in the Company's Registration Statement on Form S-8 (333-171421)

INDEX TO EXHIBITS

Exhibit No.	Description

99.1*

Asset Purchase Agreement dated October 4, 2011 among Sand Technology Inc., STSI Licensing, LLC, Sand Technology Corporation, Sand Technology Limited, Sand Technology (Ireland) Limited, Sand Technology Deutschland GMBH, Sand Technology Australia Pty Ltd., and Informatica Software, Limited

99.2*	Restrictive Covenants Agreement dated October 4, 2011 between Sand Technology Inc. and Informatica Software, Limited

* Filed in the redacted form these agreements were filed on the System for Electronic Document Analysis and Retrieval (SEDAR) of the Canadian Securities Administrators.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAND TECHNOLOGY INC.

By:	/s/ THOMAS M. O’DONNELL
Thomas M. O’Donnell
President and Chief Executive Officer

Dated: October 17, 2011